EXHIBIT 11



                                 NEOLENS, INC.
                            18963 N.E. FOURTH COURT
                              MIAMI, FLORIDA 33179

                                                                    June 5, 1996

Dear Shareholders of Neolens, Inc.:

    The Board of Directors and I believe that it is in your best interests to tender your Neolens shares in accordance with the tender offer from Sola Acquisition Corp. set forth in the Offer to Purchase mailed with this letter.

    We believe that the offer is fair and is the best we could obtain for Neolens at this time. The factors the Board considered in reaching these conclusions are described in the enclosed Schedule 14D-9. In addition to making its own review, the Board obtained the analysis and opinion of the investment banking firm of Furman Selz, LLC that the offer is fair from a financial point of view to the shareholders of Neolens. The opinion is included as an exhibit to the Schedule 14D-9.

    It is the Board's belief that the offer is in the best interest of the shareholders of Neolens. Neolens is not profitable, and if the tender offer is not completed, Neolens would have to borrow a substantial amount of money to continue operations. Any such loan, assuming it would be available, would be expensive and would be likely to result in dilution of the existing shareholders. In other words, you would own a smaller part of the company and thus your shares probably would be worth less than $1.14 per common share.

    Since the announcement of the tender offer, Neolens management has spoken to many shareholders, and the vast majority of these shareholders, including the single largest shareholder of Neolens, have indicated that they will tender their shares. If the tender offer is completed, Neolens shareholders who tender their shares pursuant to the tender offer will be paid sooner than shareholders who wait for the subsequent merger.

    Many of you will be very pleased with this offer and will realize a profit over your purchase price. We also realize that many will realize a loss on their investment. While we regret that all shareholders cannot make a profit, we think all shareholders are being offered fair value, especially considering the precarious financial condition of the company.

    As a special word for those shareholders who are, or personally know, employees of Neolens, Sola has assured me that there are no plans for significant layoffs of employees and that there are no plans to relocate Neolens from Florida. The merger does represent "closure" on Neolens as an independent company. For some of you, whether or not you make a profit on this transaction, this is important and perhaps slightly sad. However, the Neolens vision is certain to carry forward within Sola and become a solid contributor to a very fine international lens manufacturer.

    Please be sure to carefully review the enclosed materials, which describe the terms and conditions of the offer and provide instructions on how to tender your shares. We would like to thank all of you for your past support and wish you well in the future.

                                          Sincerely yours,




                                          Jon E. Haglund
                                          Chairman of the Board
                                          Chief Executive Officer
                                          Neolens, Inc.